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                                           Filed by: Healtheon/WebMD Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                               Subject Company: CareInsite, Inc.
                                                  Commission File No.: 000-26345

THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF HEALTHEON/WEBMD CORPORATION AND CAREINSITE, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW PRIOR TO THE VOTE OF THE SHAREHOLDERS OF CAREINSITE, INC. WITH RESPECT TO THE MERGER AND THE VOTE OF SHAREHOLDERS OF HEALTHEON/WEBMD WITH RESPECT TO THE ISSUANCE OF THE COMMON STOCK OF HEALTHEON/WEBMD CORPORATION IN THE MERGER.



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            MEDICAL MANAGER-CAREINSITE-HEALTHEON/WEBMD INVESTOR CALL
                                  JUNE 19, 2000

OPERATOR:

Good morning, ladies and gentlemen, and welcome to the Healtheon/WebMD, Medical Manager and CareInsite conference call. Before we begin our call this morning, we would like to remind you that this call is being recorded. At this time, I would like to turn the conference over to Ms. Jeannine LaPietra who will read the safe harbor language. Please go ahead, ma'am.

JEANNINE LAPIETRA:

Thank you, operator. Before we begin the call this morning, I would like to briefly comment on forward-looking statements you may hear during this call. Other than historical information set forth herein, this conference call may contain forward looking statements that involve risks and uncertainties, including those relating to the ability of Healtheon/WebMD, Medical Manager and CareInsite's services to decrease costs and improve patient care. Actual results could be materially different from those discussed in this announcement. Factors that could cause actual results to differ include, among others, the limited operating history of the three companies, continued growth in the use of the Internet and acceptance of the Internet as a secure medium over which to conduct transactions. Additional risks associated with the companies' business can be found in the companies' periodic filings with the Securities and Exchange Commission.

Also, this conference call will be available for replay until June 30, 2000 at 800-203-1112, passcode 979941.

I'd like to now turn this call over to Mike Long, Chairman of Healtheon/WebMD.


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MIKE LONG:

- Thanks and good morning. Joining on the call today: Jeff Arnold, CEO of Healtheon/WebMD Marty Wygod, Chairman of Medical Manager and CareInsite

- February 14th, Healtheon/WebMD announced its intention to acquire Medical Manager and CareInsite. Today, we are announcing restructured terms of that transaction.

- We will outline the restructured terms of the transaction. Hear from Jeff and Marty on steps moving forward and their thoughts. Followed by Q&A for balance of hour.

TERMS:

- As most of you know, CareInsite is publicly traded subsidiary of Medical Manager, which currently holds approximately 67% of CareInsite.

- Healtheon/WebMD will acquire outstanding shares of Medical Manager and CareInsite shares that Medical Manager does not own for approximately 134 million shares of its stock.

-        Equates to following fixed exchange ratios: Healtheon/WebMD will issue
         2.5 shares of its common stock for each share of Medical Manager and
         1.3 shares for each share of CareInsite, as previously announced, not owned by Medical Manager.

- Including shares issued in the recent acquisition of Envoy, primary shares outstanding after the merger with Medical Manager and CareInsite, will be approximately 372 million shares. There is no cash involved in this transaction.

- This is a purchase transaction and subject to regulatory and shareholder approval.


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BOARD AND CO-CEO:

- Review some important management changes as well as a restructured composition of the board of directors.

         - Healtheon/WebMD and Medical Manager will be equally represented on the Board with an additional director, Dennis Gillings, CEO of Quintiles Transnational Corporation, the former owner of Envoy Corporation.

         - I will continue in my executive capacity as an active chairman of the board.

-        Jeff Arnold and Marty Wygod become co-CEO's of the combined company.
         Marty, Jeff and I have built a strong relationship over the last few months and expect this to continue as we move forward. This Co-CEO position provides excellent opportunity to bring together highly complementary expertise. Jeff's valuable Internet, management and marketing experience in addition to a strength in building strategic relationships coupled with Marty's extensive experience in growing large public companies, healthcare background and solid relationships with the payer industry makes for an incredibly strong combination.

- Sharing the CEO role with Jeff demonstrates Marty's commitment to maintaining an active role.

I will now turn call over to Jeff to walk through the additional changes announced today and the implications.


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JEFF ARNOLD:

- Before getting into the specifics, I also want to express my support and commitment to completing this transaction as quickly and as smoothly as possible. I believe that this renegotiated agreement reflects this commitment and am looking forward to completion so that we can turn our attention to capitalizing on our merged company's strengths.

ADDITIONAL MANAGEMENT TEAM:

- Marv Rich, current CEO of CareInsite and President of Medical Manager, will become President of the combined company.

- Patricia Fili-Krushel will continue as CEO of WebMD Health, Healtheon/WebMD's Consumer Division

- Steve Grant will continue as Chief Operating Officer of the combined company

-        Pavan Nigam will continue as Chief Technology Officer

- John Kang and Mickey Singer will continue as Co-CEO's of Medical Manager Health Systems

-        Fred Goad and Jim Kever will remain in charge of Transaction Division.

- Truly believe our management team's depth and breadth in healthcare, software development and the Internet is unsurpassed. All of these management changes will be effective at closing.


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PROGRESS ON THE TRANSACTION:

- In addition to a very strong management team, after transaction closes, the cash balance of the combined company approximately $1 billion.

- Have made the appropriate Hart-Scott-Rodino filings and have received request for additional information from DOJ. Are in process of complying with request and expect to receive regulatory clearance and close transaction in late September.

-        Expect to file the S-4 today.

NEW NAME:

- Merged company to be called WebMD. Speaks to our focus on integration, operating as one company.

- With new name, company well positioned to deploy the strengths of the WebMD.com portal on behalf of health partners. More than 4 million monthly consumer visitors and 120,000 professionals, WebMD most frequently visited health web site [by consumers and physicians].

- By integrating health partner content and services into the WebMD portal, can provide health plans, hospitals, pharmaceutical and medical device co's with unparalleled ability to reach their members and customers.

-        Also, important to have one global brand.


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INTEGRATION:

- Well-positioned to tackle significant challenge of integrating the companies into one company, WebMD.

- Flurry of acquisitions recently completed at Healtheon/WebMD, CareInsite and Medical Manager - with this comes the opportunity to eliminate redundancy.

- Important part of our immediate task will be to eliminate redundant costs are also clearly focused on streamlining operations enabling us identify market opportunities, bring products to market faster and more effectively meet customers' needs.

FUTURE STEPS:

- The companies formed an integration and strategic planning committee that will begin work immediately. Marv Rich and Steve Grant will be leading an integration committee - which has already starting the planning process. The goal of the committee is to plan the best way to integrate and manage the companies' businesses and develop cost cutting initiatives. These plans will be implemented immediately upon closing of the merger. Streamlining operations will bring our services to market faster and more effectively meet customers' needs.

CLOSING:

- Healtheon/WebMD has a monumental vision and while the execution challenge that lies ahead of us is certainly not one to be minimized, I am more convinced than ever that we have the right people, the right assets and the right business model to make this company successful in its mission. We have made significant progress - 100+ partnerships, growing trafic on professional and consumer portal, closing deal with ENVOY and already made great progress on integrating all EDI operations into ENVOY


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-        To gain widespread adoption, WebMD will integrate transaction services into the workflow of physicians' existing practice management systems by making WebMD Practice part of physician's daily routine. Do this by working with Medical Manager's installed base of 185,000 physicians and WebMD's relationships with other leading practice management vendors IDX, Medic and InfoCure - to rapidly web-enable nation's physician community.

- The restructuring reflects shared commitment to complete the deal, effectively combine the strengths represented by the three companies and ultimately achieve profitability in 2001.

Before I turn the call over to Marty, I'd like to say how personally excited I am about the opportunity to work together as co-CEO's - especially with Marty's track record of running profitable, public companies and deep healthcare experience. Marty.

MARTY WYGOD:

Thanks Jeff. I am pleased to be here today to announce the terms of our restructured agreements and to express my strong belief in the value of this combination. I, too, look forward to working with you as co-CEO and being able to complement each other with our respective skill sets. We believe the assets we have assembled between these companies are the right ones to achieve our mission - that is, to connect and empower physicians, payers, patients and all participants in healthcare to realize the benefits of a more efficient and affordable healthcare system.

Unlike many pure Internet plays in e-health, we will have the advantage of using more traditional assets such as Envoy and Medical Manager - each of which are well-respected, profitable businesses on their own - to provide the much needed foundation to support the widespread deployment of Internet technology in healthcare.


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We will combine these assets with the innovative, web-based development efforts ongoing today at Healtheon/WebMD and CareInsite. The ease of access the Internet brings in connecting physicians, payers and consumers along with the introduction of new clinical applications at the point of care can enable our company to have a meaningful impact on the quality as well as the cost of care.

I believe our combined ability to aggregate physicians, contract with payers to deliver value-based services, and then drive adoption by integrating with a physician's current workflow and making the services "all-payer" and therefore "all-patient" will be the foundation for achieving our goals.

Nevertheless, I've been in this fragmented industry for the last thirty years and I know that we will encounter stumbling blocks along the way and maybe find things take longer or cost more than anticipated. Having said that, I am confident that with the strategic assets and resources we have in place, we will be at the center of the evolution that will occur in this country's healthcare system. We are fortunate to have in this combined company the breadth of operating assets, financial resources and specialized management to tackle this tremendous opportunity.

Open call up for Q&A


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